
PURE GOLD
MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release


03022284

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

SUPPL

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

May 2, 2003 **TSX SYMBOL: PUG**

ANOTHER KIMBERLITE DISCOVERY (H-4) ON TICHEGAMI CLUSTER

Pure Gold Minerals Inc. ("Pure Gold") is pleased to announce that it has received notice that drill hole DIT-03-02 of the spring program on the Tichegami property was successfully completed. A new kimberlite named H-4 was discovered. This is the second kimberlite discovery in as many drill holes and confirms the working model for this part of the Tichegami property.

The diamond drill hole was angled at –55° and intercepted 102 metres of kimberlite after 12 metres of overburden. The hole ended in migmatitic gneiss at a total depth of 126 m. The newly discovered kimberlite H-4 is a separate unit located 40 m. west of H-3. Core samples will be shipped out the first week of May and caustic fusion analysis results for diamonds are expected in early June.

Ditem Explorations Inc. ("Ditem"), the Operator of the program advised that it will continue its drilling program of targets on its Tichegami property, seasonal conditions permitting. A target on Beaver Lake South may also be drilled if weather conditions and resources permit.

The kimberlite cluster is located on the Tichegami property, Otish Mountains, where Pure Gold has a 10% working interest carried to production.

Winfried Brack, geologist and Ditem consultant is responsible for the design and conduct of the exploration programs and the verification and quality assurance of analytical results for Ditem projects in the Otish Mountains.

Further results from the program will be received, as they are available to Pure Gold.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca